                       November 1, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:     Melissa N. Rocha
Accounting Branch Chief

Re:	China Sky One Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed March 14, 2011 (the “Form 10-K”), by letter dated August 18, 2011, to Mr. Liu Yan-Qing, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, the Company has also inserted each of your comments above the corresponding response.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

1.           SEC Comment:  With regard to comment four, please provide a revised balance sheet to be included in future filings, showing a separate presentation of appropriated retained earnings. Refer to Rule 5-02.30 of Regulation S-X.

Securities and Exchange Commission
November 1, 2011

Response: In future filings, the Company will revise Stockholders’ Equity part of the balance sheet as follows,

Stockholders' Equity
Preferred stock ($0.001 par value, 5,000,000 shares authorized, none issued and outstanding)	-
Common stock ($0.001 par value, 50,000,000 shares authorized, 16,940,539 issued and outstanding)	xx
Additional paid-in capital	xx
Appropriated retained earnings	xx
Unappropriated retained earnings	xx
Accumulated other comprehensive income	xx

Total stockholders' equity	xx

13. Intangible Assets, net, page F-31

2.           SEC Comment:  Your response to comment ten states that capitalized proprietary technologies include Monoclonal Antibody, Endostatin, Breast Cancer Technology, Antroquinonal, and Small RNA Technologies. Many of these projects are listed as 2010 research and development projects on page 15. Please tell us why certain costs on these projects are capitalized while certain costs are expensed as research and development expense. For each asset, tell us the status of the project at the date when the costs were capitalized as an asset (in 2008 and 2009), the useful life, and how that life was determined. If the asset has an alternative future use, describe that use. More fully describe the nature of the asset “13 drug batch numbers” acquired in 2011 from the university, how you are using the asset and the cash flows supporting the asset.

Securities and Exchange Commission
November 1, 2011

Response: A summary of capitalized proprietary technologies include Monoclonal Antibody, Endostatin, Breast Cancer Technology, Antroquinonal, and Small RNA Technologies are as follows,

No.	Proprietary technologies	Year acquired	Status at capitalized date	Useful life	Main Use
1	Monoclonal Antibody	December, 2008	Matured technology platform	10 years
The technology is used for all the monoclonal antibodies development projects. Developed monoclonal antibodies are the main raw materials of diagnostic kits. Our diagnostic kits products including Cardiac Arrest Early Examination Kit, Early Pregnancy Diagnostic Kit and Urinary Albumin Elisa Kit are developed based on this technology. We do not have other products for sale which are developed based on this technology as of June 30, 2011.

2	Endostatin	January, 2005	Matured technology platform	10 years
The technology is used for preparation of recombinant human endostatin and preparations. Developed products are used for the treatment of various types of tumors. We do not have products for sale which are developed based on this technology as of June 30, 2011.

3	Breast Cancer Technology	November, 2008	Matured technology platform	10 years
The technology is used for developing drugs to treat breast lobular hyperplasia, mastitis and other diseases. We do not have products for sale which are developed based on this technology as of June 30, 2011.

4	Antroquinonal	November, 2009	Matured technology platform	10 years
The technology is used for the preparation of Antrodia camphorata extracts and preparations. Developed products are used for the treatment of lung cancer and liver cancer. We do not have products for sale which are developed based on this technology as of June 30, 2011.

5	Small RNA Technologies	December, 2009	Matured technology platform	10 years
The technology used is used for microRNA test kit development. Developed products are used to treat diseases such as myocardial infarction and heart failure detection. We do not have products for sale which are developed based on this technology as of June 30, 2011.

Securities and Exchange Commission
November 1, 2011

All of the above technologies were purchased from independent third parties. These technologies acquired have foreseeable future cash flows and were capitalized as intangible assets upon acquisition. Further, these intangible assets are being amortized over an estimated period of 10 years. Management uses a 10-year useful life based on its best estimate. The Company reviews its long-lived tangible and intangible assets for impairment on at least an annual basis or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment costs, if any, are measured by comparing the carrying amount of the related assets to their fair value. The Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by the use of undiscounted future cash flows, independent appraisals or other appropriate methods. The Company did not record any impairment charges for the years ended December 31, 2010, 2009 and 2008.

R&D costs in connection with the further development of a drug are being expensed as incurred.

Securities and Exchange Commission
November 1, 2011

 Product description of the “13 drug batch numbers” acquired in 2011
No.	Description of Drug Batch	Treatment for
1	Kang Xi Eye Patch	Treatment for myopia prevention and control.
2	Kang Xi Dental Ulcer Membrane	Treatment for severe oral ulcers.
3	Kang Xi Anti-virus Mouth Wash	Treatment for bad breath and inflammation of mouth.
4	Kang Xi Dental Ulcer Mouth Wash	Treatment for mild mouth ulcer.
5	Kang Xi Snore Stopper	Treatment for snoring and bloated throat.
6	Kang Xi Frozen Shoulder Pain Relief Patch	Treatment for frozen shoulder.
7	Kang Xi Cervical Spondylosis Pain Relief Patch	Treatment for cervical disease.
8	Kang Xi Lumbar Pain Relief Patch	Treatment for lumbar.
9	Kang Xi Rheumatoid Pain Relief Patch	Treatment for rheumatoid bone disease.
10	Kang Xi Hyperostosis Pain Relief Patch	Treatment for proliferation of bone and joint.
11	Bi Chang Nose Patch	Treatment for allergic rhinitis and sinusitis.
12	Yu Fu Cicatrice Patch	Treatment for skin scarring.
13	Yu Fu Wound Healing Patch	Treatment forskin injuries and abrasions.

In April 2011, the company acquired the above drug batch numbers which we intend to manufacture for future sale from Heilongjiang Traditional Chinese Medical University. Any products developed based on the drag batch numbers will be sold under our trademark names, e.g. Kang Xi. We have not generated any revenue from the 13 drug batch numbers as of June 30, 2011.

3.           SEC Comment:   Provide us a revised table, to be included in future filings, showing the gross carrying amount of intangible assets and the accumulated amortization as required by ASC 350-30-50-2a.

Response:  In the future filing, the Company will include the new table below to replace the current table in Note 13 Intangible assets of our financial statements.

Securities and Exchange Commission
November 1, 2011

$ in thousands
	December 31,			December 31,
	2011			2010
Proprietary Technologies	$	xxx		$	xxx
SFDA licenses for drug batch numbers		xxx			xxx
Goodwill		xxx			xxx
Total Intangible Assets at cost		xxx			Xxx
Less: Accumulated Amortization		(xxx	)		(xxx	)
Intangible Assets, Net	$	XXX		$	XXX

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Lin Yan-Qing
Liu Yan-Qing
Chairman, Chief Executive Officer and